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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (AMENDMENT NO. )1

                          NATURAL SOLUTIONS CORPORATION
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                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
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                         (Title of Class of Securities)

                                    63901V109
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                                 (CUSIP Number)

                     DANIEL C. SELLERS, JR., P.O. BOX 191058
                    MOBILE, ALABAMA 36619-1058 (251) 666-9752
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                JANUARY 10, 2002
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 6 Pages)




         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

---------------------------                          ---------------------------
    CUSIP No. 63901V109           SCHEDULE 13D            Page 2 of 6 Pages
---------------------------                          ---------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Daniel C. Sellers, Jr.
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   |_|
                                                                       (b)   |_|
          Not Applicable
--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   2,000,000
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  -0-
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  2,000,000
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,000,000
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
          Not Applicable
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.5%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


Item 1.      Security and Issuer
             -------------------

             This Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of Natural Solutions Corporation, a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 100 Volvo Parkway, Suite 200, Chesapeake, Virginia 23320.

Item 2.      Identity and Background
             -----------------------

             (A)    Daniel C. Sellers, Jr.

             (B) The business address of Mr. Sellers is P.O. Box 191058, Mobile, Alabama 36619-1058.

             (C) Mr. Sellers is a private investor. He is also a director of the Issuer.

             (D)    During  the  past  five  years,  Mr.  Sellers  has not  been
                    convicted  in  a  criminal  proceeding,   excluding  traffic
                    violations or similar misdemeanors.

             (E) During the past five years, Mr. Sellers has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (F)    Mr. Sellers is a citizen of the United States of America.

Item 3.      Source and Amount of Funds or Other Consideration
             -------------------------------------------------

             Mr. Sellers used personal funds in making acquisitions of shares of Common Stock, as follows:

                      (i) On October 5, 2001, Mr. Sellers purchased 1,200,000 shares of Common Stock for an aggregate purchase price of $300,000 directly from the Issuer.

                      (ii) On December 3, 2001, Mr. Sellers made a loan to the Issuer in the principal amount of $200,000 at an interest rate of 10% per year. On January 10, 2002, the Issuer issued to Mr. Sellers 800,000 shares of Common Stock in exchange for repayment of the principal amount of the loan. The Issuer repaid the accrued interest in cash.



                               Page 3 of 6 Pages

Item 4.      Purpose of Transaction
             ----------------------

             Mr. Sellers has purchased shares of Common Stock for investment purposes. Mr. Sellers may acquire additional shares of Common Stock if the price is acceptable and personal funds are available for such purpose. Mr. Sellers intends to continue to evaluate the Issuer and its business prospects and to take such actions as he deems necessary and appropriate to maximize the economic value of his investment in securities of the Issuer, including further acquisitions and/or dispositions of shares of Common Stock.

             Except as described above or otherwise in this Schedule 13D, there are no plans or proposals that Mr. Sellers may have that relate to or would result in:

             (A) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

             (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

             (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

             (D) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

             (E)    Any  material  change  in  the  present   capitalization  or
                    dividend policy of the Issuer;

             (F) Any other material change in the Issuer's business or corporate structure;

             (G) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

             (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

             (I) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

             (J)    Any action similar to any of those enumerated above.



                               Page 4 of 6 Pages

Item 5.      Interest in Securities of the Issuer
             ------------------------------------

             (A) The aggregate number and percentage of Common Stock beneficially owned by Mr. Sellers are 2,000,000 shares and 7.5% of the issued and outstanding shares of Common Stock, respectively.

             (B) Mr. Sellers has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified pursuant to paragraph (A) above.

             (C) As further described in Item 3 above, Mr. Sellers acquired 1,200,000 shares of Common Stock directly from the Issuer on October 5, 2001 and 800,000 shares of Common Stock directly from the Issuer on January 10, 2002.

             (D)    Not applicable.

             (E)    Not applicable.

Item 6.      Contracts,  Arrangements,   Understandings  or  Relationships  with
             -------------------------------------------------------------------
             Respect to Securities of the Issuer
             -----------------------------------

             Mr. Sellers is a director of the Issuer.

Item 7.      Material to be Filed as Exhibits
             --------------------------------

             Not applicable.












                               Page 5 of 6 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on this Schedule 13D is true, complete and correct.




Date:  January 21, 2002                           /s/ Daniel C. Sellers, Jr.
                                           -------------------------------------
                                                    Daniel C. Sellers, Jr.



Attention:   Intentional  misstatements or omissions of fact constitute  Federal criminal violations (see 18 U.S.C. 1001).






















                                Page 6 of 6 Pages